Filed by Baltic Trading Limited
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Baltic Trading Limited
Form S-4 File No.: 333-203822

Set forth below is the transcript of the earnings call of Baltic Trading Limited (“Baltic Trading” or the “Company”) for the first quarter of 2015:

BALTIC TRADING LIMITED
Moderator: Apostolos Zafolias
5-5-15/7:30 am CT
Confirmation # 911155

BALTIC TRADING LIMITED

Moderator: Apostolos Zafolias
May 5, 2015
7:30 am CT

Operator: Good morning ladies and gentlemen, welcome to the Baltic Trading Limited First Quarter 2015 Earnings Conference Call and Presentation. Before we begin please note that there will be a slide presentation accompanying today’s conference call. That presentation can be obtained from Baltic Trading’s website at www.BalticTrading.com.

To inform everyone, today’s conference is being recorded and is now being webcasted at the Company’s website, www.BalticTrading.com.

We will conduct a question-and-answer session after the opening remarks. Instructions will follow at that time. A replay of the conference will be accessible at any time during the next two weeks by dialing 888-203-1112 or 719-457-0820 and entering the passcode 9111551.

At this time I will turn the conference over to the Company. Please go ahead.

Male:	Good morning. Before we begin our presentation I note that in this conference call we’ll be making certain forward looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward looking statements use words such as “anticipate,” “budget,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” and other words and terms of

BALTIC TRADING LIMITED
Moderator: Apostolos Zafolias
5-5-15/7:30 am CT
Confirmation # 911155

similar meaning in connection with a discussion of potential future events, circumstances, or future operating or financial performance.

These forward looking statements are based on management’s current expectations and observations. For a discussion of factors that could cause the results to differ, please see the Company’s press release that was issued yesterday.

The materials relating to this call posted on the Company’s website, and risk factors set forth in the Company’s filings with the Securities and Exchange Commission including without limitation the form S4 registration statement filed by the Company’s parent, Genco Shipping & Trading Limited, the Company’s annual report on Form 10-K for the year ended December 31, 2014, and the Company’s subsequent reports filed with the SEC.

In condition with the proposed transaction between Genco and Baltic Trading, Genco and Baltic Trading intend to file relevant materials with the Securities and Exchange Commission including a Genco registration statement filed on Form S-4 filed on May 4, 2015 that includes a preliminary joint proxy statement of Genco and Baltic Trading that also constitutes a preliminary prospectus of Genco.

The definitive joint proxy statement/prospectus will be delivered to shareholders of Genco and Baltic Trading. Investors and security holders of Genco and Baltic Trading are urged to read the joint proxy statement/prospectus and any other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about Genco, Baltic Trading, and the post transaction.

Investors and security holders will be able to obtain free copies of the registration statement and the definitive joint proxy statement/prospectus when available and other documents filed with the SEC by Genco and Baltic Trading through the website maintained by the SEC at www.SEC.gov.

BALTIC TRADING LIMITED
Moderator: Apostolos Zafolias
5-5-15/7:30 am CT
Confirmation # 911155

Copies of the documents filed with the SEC by Genco when available will be available free of charge on Genco’s website at www.GencoShipping.com. Copies of the documents filed with the SEC by Baltic Trading when available will be available free of charge on Baltic Trading’s website at www.BalticTrading.com.

Please refer to the materials relating to this call posted on the Company’s website for where you can find more information on parties who may be deemed to be participants in the merger solicitation including directors and certain executive officers of Genco and Baltic Trading as well as D.F. King.

This communication does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities and any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 as amended. At this time I would like to introduce John Wobensmith, the President and Chief Financial Officer of Baltic Trading Limited.

John Wobensmith: Good morning and welcome to Baltic Trading’s first quarter 2015 conference call. With me today is our Chairman, Peter Georgiopoulos and Apostolos Zafolias.

As outlined on slide 4 of the presentation I will begin today’s call by reviewing our first quarter results followed by a review of our financial results for the quarter and an overview of the recently announced merger agreement. We will then discuss the industry’s current fundamentals and open up the call for questions.

BALTIC TRADING LIMITED
Moderator: Apostolos Zafolias
5-5-15/7:30 am CT
Confirmation # 911155

Beginning on slide 6 we review Baltic Trading’s highlights for the first quarter. During the first quarter we continued to operate in a challenging drybulk market and recorded a net loss of $42.4 million or $0.75 basic and diluted loss per share for the period ended March 31, 2015.

Excluding a $30.7 million non-cash vessel impairment charge related to the recent sale of two Capesize vessels Baltic Trading recorded a net loss of $11.6 million or $0.21 basic and diluted net loss per share.

On April 7, we entered into a definitive merger agreement with Genco Shipping & Trading Limited under which Genco has agreed to acquire Baltic Trading in a stock for stock transaction subject to customary closing conditions.

By combining Genco and Baltic Trading, we believe we will strengthen our industry leadership, providing shareholders the ability to participate in a company with increase scale and operating efficiency as well as a solid foundation to capitalize on market opportunities going forward.

We are excited about the prospects of the combined company and are confident that the transaction will deliver superior long term value to shareholders. As just mentioned, we sold two Capesize vessels, the Baltic Tiger and the Baltic Lion for an aggregate purchase price of $68.5 million, adjusted for working capital and liabilities. As a result of the sale, Baltic Trading reduced its debt outstanding by approximately $41 million.

In January we entered into a new $148 million credit facility which enabled the Company to refinance the total amount outstanding under its 2010 credit facility that was scheduled to mature in 2016. The facility will also be used to partially fund the acquisition of two 64,000 deadweight ton new building Ultramax vessels, the Baltic Scorpion and the Baltic Mantis.

BALTIC TRADING LIMITED
Moderator: Apostolos Zafolias
5-5-15/7:30 am CT
Confirmation # 911155

Additionally in January, we took delivery of the Baltic Wasp and reached an agreement to charter the vessel at a rate based on 115% of the Baltic Supramax Index from 11.5 to 14.5 months. We used drawings under the credit facility we previously entered into with ABN AMRO to partially fund the acquisition of this Ultramax new building vessel.

Moving to slide 7, we present an overview of our fleet. Upon delivery of the two remaining Ultramax vessels Baltic Trading fleet will consist of 15 drybulk vessels made up of two Capesize, four Ultramax, four Supramax, and five Handysize vessels with a total carrying capacity of approximately 991,000 deadweight tons. At that time the average age of the fleet will be 4.3 years significantly below the world average of approximately nine years.

Turning to slide 8 we present our estimated capital expenditures related to drydocking for our fleet in 2015. During the first quarter we completed the planned drydocking of the Baltic Fox and expect four additional vessels to be drydocked during the remainder of the year including two Capesize and two Handysize vessels.

Specifically, for the two Capesize vessels, we plan to install fuel efficiency upgrades during their respective drydockings as outlined on this slide. As part of this fuel efficiency program we have previously installed upgrades on one handy size and four Supramax vessels.

Moving to slide 10 we present our financial results. For the first quarter ended March 31, 2015 the Company generated revenues of $6.9 million, the decrease in revenues for the first quarter of 2015 compared to the prior year period is due to the lower rates achieved for the vessels in our fleet during the first quarter of 2015 versus the same period last year, partially offset by the increase in the size of our fleet.

BALTIC TRADING LIMITED
Moderator: Apostolos Zafolias
5-5-15/7:30 am CT
Confirmation # 911155

The Company recorded a net loss for the first quarter of 2015 of $42.4 million or $.75 basic and diluted loss per share.  Excluding the noncash vessel impairment charge of $30.7 million, the next loss for the quarter was $11.6 million or $.21 basic and diluted loss per share.

Key balance sheet items, as presented on slide 11, include the following:  our cash position was $15.1 million as of March 31, 2015. Our total assets as of March 31, 2015 were $540.4 million, which consisted primarily of our fleet and cash.

As discussed in detail in our annual report on Form 10-K for the year ended December 31, 2014, given the negative impact of the current weak drybulk rate environment on our earnings we face potential liquidity and covenant compliance issues.

We may seek to obtain waivers under our credit facilities, refinance our indebtedness, reduce or delay capital expenditures, or sell assets (including vessels) or pursue other options that are available to us.

Moving to slide 12, our utilization rate was 99.7% for the first quarter of 2015 compared to 99.5% in the year earlier period. Our time charter equivalent rate for the first quarter of 2015 was $4941. This compares to $11,229 recorded in the first quarter of 2014. The decrease in the time charter equivalent rate was primarily due to lower spot rates achieved by our vessels in our fleet during the first quarter of 2015 versus the first quarter of 2014.

For the first quarter of 2015 our daily vessel operating expenses decreased to $4,883 per day versus $5,599 per vessel per day for the first quarter of 2014, primarily due to lower maintenance related expenses.

BALTIC TRADING LIMITED
Moderator: Apostolos Zafolias
5-5-15/7:30 am CT
Confirmation # 911155

We believe daily vessel operating expenses are best measured for comparative purposes over a 12-month period in order to take into account all the expense that each vessel will incur over a full year of operation.

Based on estimates provided our technical managers and management’s expectations our daily vessel operating expense budget for 2015 is $5,450 per vessel per day on a weighted average basis.

Turning to slide 14, as previously announced, Baltic Trading entered into a definitive merger agreement with Genco Shipping & Trading Limited under which Genco has agreed to acquire Baltic Trading in a stock for stock transaction.

Under the terms of the agreement Baltic Trading will become an indirect wholly owned subsidiary of Genco and Baltic Trading shareholders other than Genco and its subsidiaries will receive 0.216 shares of Genco common stock for each share of Baltic Trading common stock they own at closing.

Shares of Baltic Trading’s Class B Stock, all of which are owned by a subsidiary of Genco, will be cancelled in the merger. The Boards of Directors of Genco and Baltic Trading established independent special committees to review the transaction and negotiate the terms on behalf of their respective companies.

Approval of the merger is subject to approval by both Genco and Baltic Trading shareholders, both independent special committees unanimously approved the transaction as described in this slide and other customary closing conditions. The Boards of Directors of both companies approve the merger by unanimous vote of directors present and voting.

BALTIC TRADING LIMITED
Moderator: Apostolos Zafolias
5-5-15/7:30 am CT
Confirmation # 911155

Also as previously announced, Baltic Trading entered into an agreement under which Genco acquired all of the shares of two single purpose entities that were wholly owned by Baltic Trading, each of which owns one Capesize drybulk vessel for an aggregate purchase price of $68.5 million adjusted for working capital and liabilities.

As a result of the sale, Baltic Trading reduce debt outstanding by approximately $41 million. Through the transactions, which closed on April 8, 2015, Genco acquired the vessels known as the Baltic Lion and the Baltic Tiger. The independent special committees of both companies’ Boards of Directors reviewed and approved this transaction.

On slide 15, we outline highlights of the merger agreement as well as potential benefits to Baltic Trading shareholders, the combination of Genco and Baltic Trading would create one of the strongest global competitors in the drybulk space with a fleet of 70 vessels after two anticipated new building deliveries.

This diversified fleet will have a larger market presence providing increased leverage with customers and suppliers while creating further economies of scale and cost savings in the process.

Moving to slide 16, depicted is an analysis presented to and considered by the Baltic Trading Special Committee, which lays out the Baltic Trading and Genco net asset values and implied exchange ratios using third party appraisers, three of which. The results in the table compare to a negotiated exchange ratio of 0.216.

I will now turn the call over to Apostolos to discuss the industry fundamentals.

Apostolos Zafolias:  Thank you, John. I’ll start with slide 18, which represents the Baltic Dry Index. The BDI remained under sustained pressure during the first quarter of 2015.

BALTIC TRADING LIMITED
Moderator: Apostolos Zafolias
5-5-15/7:30 am CT
Confirmation # 911155

After beginning the year at 771 points, the BDI fell nearly 35% to a low of 509 points on February 18. A marginal rebound occurred in March as the BDI ended the quarter at 602 although freight rates still remained at unfavorable levels.

Seasonality typically witnessed during the first few months of the year was apparent yet again in 2015. New building deliveries in January reached the highest level witnessed since early 2013. Cargo volume from Brazil and Australia lessened when compared to the prior quarter, and fixture activity was reduced due to the onset of the Chinese New Year in February.

In addition to these factors, protectionist measures taken by the Chinese government regarding coal imports together with a continued inventory destocking at Chinese iron ore ports and coal power plants continued to have an adverse effect on the drybulk market.

On slide 19 we have outlined some of the key demand side developments impacting the current freight rate environment. While Chinese iron ore imports increased by 14% in all of 2014 year over year, the increase in the first quarter of 2015 was only 2%.

According to Clarkson’s Platou Securities AS, iron ore shipments to China are being hampered by an expectation of lower iron ore prices in the coming months.

Furthermore, Brazilian iron ore exports are currently in a seasonally soft period. Although exports of the commodity rose by 11% in Q1 of 2015 year over year to total 79.4 million tons, the quarter over quarter dropped from Q4 of 2014 with 16 million tons representing a decline of 17%.

A similar trend was witnessed in Australia. While a 12% year over year increase in iron ore exports occurred in the three months ending March, a drop in cargo volumes of approximately 15

BALTIC TRADING LIMITED
Moderator: Apostolos Zafolias
5-5-15/7:30 am CT
Confirmation # 911155

million tons of Q4 2015 still took place as weather related issues impacted certain mining operations.

On the bottom left of the slide we detail iron ore expansion plans based on guidance from the respective companies. Despite the current iron ore pricing environment more capacity is still forecast to come online over the next several years.

In recent quarterly earnings calls, however, certain miners began to hint at the possibility of easing the pace of expansion.  Vale stated that the Company has approximately 30 million tons of older, high cost capacity that could be replaced by newer, more efficient production if necessary, based on market conditions.

Additionally, BHP Billiton announced that it will defer a project to reduce bottlenecks at the world’s largest iron ore export terminal off Port Hedland.

This means that the Company’s ramp up to 290 million tons per annum will likely not occur by 2017 as previously expected. Despite this deferral, BHP raised fiscal year 2015 production guidance by 5 million tons, affirming that their installed infrastructure is exceeding expectations.

Suppressed iron ore prices have continued to negatively impact junior miners as well. Atlas Iron, the fourth largest Australian iron ore producer, announced that it will suspend production which eliminates approximately 12 million tons per annum from the seaborne market.

Low iron ore prices have also been negatively impacted by reduced steel demand. Chinese steel prices have fallen by 16% so far in 2015 while steel output has declined by 1.7% in Q1 2015 year over year.

BALTIC TRADING LIMITED
Moderator: Apostolos Zafolias
5-5-15/7:30 am CT
Confirmation # 911155

Additionally, the usual restocking of steel inventories typically seen during the first three months of the year was weaker than previous periods as stocks currently stand 18% lower on a year over year basis.

Furthermore, China continues to export excess steel resuming a trend that started in the second half of 2014. Shipments have risen by 42% year over year in Q1 of 2015 but a repeals of the boron added steel export rebate resulted in a decline of exports by 9% when compared to the fourth quarter of 2014.

More recently, there has been a shift to using chrome as the alloying agent in order to obtain a similar discount. On the coal front, the Chinese government has continued to implement protectionist policies in an effort to support the domestic coal industry at a time when  destocking of Chinese coal power plant inventories have led to a decline of 35% since peaking in November.

Along with these policies, alternative energy sources, such as hydropower, have gained market share. As a result of all of these factors, coal imports have been directly affected and fell by 42% in the first quarter of 2015 year over year.

The seaborne coal market has, however, been positively impacted by increased coal demand in India. India’s coal imports continue to be strong through March as shipments increased by 13% compared to the prior month, and restocking ahead of the upcoming monsoon season is currently taking place.

Coal power plant stockpiles now stand at a record 29.9 million tons, significantly higher than the critical level of 6.8 million tons stocked in October 2014.

Also supporting the rise in coal power plant stocks has been a recent boost of domestic coal production. India’s Prime Minister has tightened oversight in the hopes of reducing power

BALTIC TRADING LIMITED
Moderator: Apostolos Zafolias
5-5-15/7:30 am CT
Confirmation # 911155

shortages that have weighed on India’s - on India as domestic consumption has outpaced domestic production.

Coal India, which accounts for approximately 80% of the country’s output, produced a record amount of coal in March which was 7% higher on a year over year basis.

During India’s fiscal year ended March 2015, Coal India’s production was up 7% to 494 million tons but was still below their target by 13 million tons. Lastly, the high grain fixture volume in the Atlantic Basin due to the South American green season, has aided the sub-Capesize sectors.

However, Supramax and Handysize vessels continue to be negatively impacted by the sustained Indonesian export ban on bauxite and nickel ore shipments in place since the beginning of 2014.

Turning to slide 20, we outline some of the key supply side fundamentals. While high levels of newbuilding deliveries tend to occur at the beginning of the year, which again was the case in January, record levels of scrapping helped minimize net fleet growth.

In Q1 of 2015, the drybulk fleet grew at an annualized pace of 3.1% compared to a growth rate of 4.4% experienced in 2014. Moreover, the current market conditions have resulted in a meaningful vessel supply related response.

In the year to date, 14.6 million dead weight tons have been scrapped compared to 16.2 million dead weight tons demolished in all of 2014. This strong pace of scrapping has been propelled by the Capesize sector of 52 Capesizes have been scrapped versus 25 in 2014.

On a tonnage basis, Capesize scrapping has been by far the biggest driver representing 60% of this year’s demolitions. Of note, the average age of Capesize vessels being scrapped has fallen from 24 years, seen in 2014, to 21 years seen so far in 2015.

BALTIC TRADING LIMITED
Moderator: Apostolos Zafolias
5-5-15/7:30 am CT
Confirmation # 911155

Furthermore, we continue to monitor the newbuilding vessel orderbook which currently stands at 21% of the world drybulk fleet. Given the current state of the drybulk market, newbuilding contracting activity has declined dramatically.

Orders have slowed by 93% in the first quarter of 2015, to total just 24 compared to 350 orders in Q1 of 2014. This represents the second consecutive quarter of significantly decelerated ordering activity.

Additionally, several owners have decided to convert prior orders into other vessel types, namely tankers, while others are reported to have pushed out scheduled newbuilding delivery dates.

We believe these trends are encouraging as they have the potential to lessen the overall impact of the vessel deliveries going forward. Lastly, we note that in regard to the industry’s current supply-side fundamentals, we believe scrapping, slippage and cancelations of additional - or additional conversions of newbuilding contracts into other vessel types are all essential components of reducing supply growth which could lead to a more balanced supply and demand equation.

This concludes our presentation and we would now be happy to take your questions.

Operator:  Thank you. If you would like to ask a question, please signal by pressing star 1 on your telephone keypad. If you’re using a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment.

Again, press star 1 to ask the question. We’ll pause for a moment to allow everyone an opportunity to signal for questions. And we’ll take your first question from Douglas Mavrinac with Jefferies.

BALTIC TRADING LIMITED
Moderator: Apostolos Zafolias
5-5-15/7:30 am CT
Confirmation # 911155

Douglas Mavrinac:  Thank you, operator. Good morning, guys. I just had a few follow-up questions. First, kind of in light of what Apostolos just covered in terms of how the market has evolved and how bad things are right now. My question is, how has that evolution, if at all, changed your strategy as a management team?

I mean, if you become, you know, going from playing offense to defense? You know, how has the weakness in the market changed your thinking as a management team and how you’re thinking of positioning Baltic?

John Wobensmith:  I mean, look, Doug, I think everybody is at least, part of the day playing defense because of the market.

Douglas Mavrinac:  Right.

John Wobensmith:  They’re obviously, particularly in the Capesize sector, negative cash flows so we need to be mindful of that and make sure that we’ve got a balance sheet that is strong enough to stand, you know, little bit of - or I should say, a prolonged downturn.

Having said that, values have come down very quickly, and they are now near historical lows, going all the way back to the late ‘80s, and clearly that breeds opportunity.

We’ve got obviously the merger between Baltic Trading and Genco to focus on which we’re doing right now. We filed a proxy statement Monday morning, yesterday morning. But look, I mean, eventually there are going to be a lot of opportunities for companies that have balance sheets that can bring in additional vessels going forward.

BALTIC TRADING LIMITED
Moderator: Apostolos Zafolias
5-5-15/7:30 am CT
Confirmation # 911155

Douglas Mavrinac:  Yes, see, John, and actually that is kind of a segue to where it was going in that, you know, it seems like, you know, there’s a needle to be threaded here in that, you know, in your commentary you talked about, you know, with Baltic stand alone,  you know, there were liquidity - potential liquidity issues, covenant issues if the market stays very weak.

But, on the other hand, you know, obviously whenever you’re talking about what’s happening on the supply side, things could get very interesting.

So, you know, so in a way come you know, has this downturn, you know, kind of led to the merger that you’re - you know, that’s being contemplated or I guess it’s taking place?

You know, I mean, as a Baltic management team, I mean, do you see that as the best way for Baltic, you know, shareholders and you know, as a management team to kind of prosper giv- you know, first survive and then prosper given kind of what’s ahead of you?

John Wobensmith:  Look, I think the advantage of being part of the larger umbrella is very clear in the combined company will have 70 vessels versus, you know, only 15 at Baltic. I think that gives Baltic Trading as a company a lot more options in terms of financing and operations.

You know, I think everybody - like I said, everybody is aware of what the market is. I think you have to make sure that you’re in a position to withstand it so that you can come out on the other end, you know, stronger and be a part of opportunities to grow going forward.

Douglas Mavrinac:  Right. Yes, just one final question on that topic. And, you know, it’s probably pretty obvious but just to make sure, I mean, given the potential opportunities down the road - so, you know, thinking of switching again from defense back to offense, you know, could Baltic, if (pursued) those types of opportunities, you know, on a standalone basis as much as they could under the Genco umbrella?

BALTIC TRADING LIMITED
Moderator: Apostolos Zafolias
5-5-15/7:30 am CT
Confirmation # 911155

John Wobensmith:  No, they have a lot more opportunity to, you know, for capital under the Genco umbrella and again, to be part of a company that eventually is going to grow further.

Douglas Mavrinac:  Gotcha. Gotcha. All right, and then transitioning maybe to, you know, from your experience with Baltic and Genco, towards the industry, I mean, this is the third, you know, merger that we’ve seen within the drybulk market just within the public markets over the last 12 months.

I mean, do you see this as kind of, you know, the wave of - or maybe a trend going forward given, you know, kind of how come you know, survival is the key right now but then in order to prosper, you need to be under a bigger umbrella?

So I mean, this is the third after, you know, a couple last years. You know, I mean, do you see this as may be, you know, the beginning of a trend or maybe just the way forward for everybody?

John Wobensmith:  I think it’s the beginning of a trend. I think it - I still think, you know, it’s such a fragmented industry. It’s going to take a long time for consolidation to really take root.

You know, the one thing you want to be - obviously, as you’re looking at any potential targets in this type of market, is you don’t want to be taking on other people’s problems, right?

Douglas Mavrinac:  Right.

John Wobensmith:  So you - you know, you want to make sure that your company overall is lowly levered going forward and has low cash flow breakeven rates.

BALTIC TRADING LIMITED
Moderator: Apostolos Zafolias
5-5-15/7:30 am CT
Confirmation # 911155

Douglas Mavrinac:  Yes, gotcha, gotcha. And just one final question before turning it over, and it’s more market related, I mean, after Apostolos, this is uplifting comments. I mean, in your view, is there any hope for this market?

I mean, obviously we’re seeing what’s happening on the supply side and it does seem to be setting up with the lack of newbuilding orders in the conversions and the increase in deletions.

You know, the supply-side is looking pretty darn good. But, you know, is there any hope on the demand side that that can actually translate to a better market environment at some point?

John Wobensmith:  Yes, look, I think you’re going to have a stabilization that takes place in the second half in the iron ore markets. You know, I don’t think we expect any meaningful recovery, certainly not this year.

Maybe sort of late next year, you know, it’s possible. But it really depends on what happens on the supply-side. I mean, look, the problem is, people went out and went crazy on the ordering side at the end of ’13 and early ’14. And, you know, those ships are coming to market right now.

Douglas Mavrinac:  Yes, yes. Gotcha. All right, well thanks for the time. Appreciate the answers.

John Wobensmith:  Okay, thanks, Doug.

Operator:  As a reminder, that is star 1 to ask a question. We’ll take our next question from Omar Nokta with Clarksons.

Omar Nokta:  Hi. Thank you. Thanks for the presentation. I think it was pretty informative especially regarding the numbers on the merger. I did have just sort of a couple of questions. You know,

BALTIC TRADING LIMITED
Moderator: Apostolos Zafolias
5-5-15/7:30 am CT
Confirmation # 911155

first, you guys have been, you know, over the past couple of years, going through this fuel-efficiency upgrade at Baltic.

And just wanted to see, you know, if you guys could provide a sense of how that’s going over at Genco? Have you guys been doing the same thing with the Genco fleet?

John Wobensmith:  Yes, you know, it’s - you know, as the ships come up for drydock, Omar, the ones that we’ve identified which are mostly the 53’s and some of the Capes, they are going in. And obviously we’re taking the view that the market is going to eventually come back and these are worthwhile capital investments.

Omar Nokta:  Okay, do have a sense for - if you could think of a percentage, would be, you know, 15%, 20% or somewhere around there for the Genco fleet?

John Wobensmith:  You mean in terms of number of ships?

Omar Nokta:  Yes, just a number of ships that have kind of undertaken the upgrade.

John Wobensmith:  You know, I think, you know, Omar, since it is a Baltic Trading conference call, I think you should just refer to the 10-K at Genco because all that’s in there.

Omar Nokta:  Okay. Okay, thank you. And then also just - I know this is probably, you know, a moot point now with the merger assuming it goes through, the - with the sale of the two Capes and the $41 million debt repayment, how does that change your debt repayment profile, say, for the rest of this year? I know it wasn’t really that much to begin with. But you have a sense for how much, you know, the debt repayments have been reduced by?

John Wobensmith:  Yes, so about $690,000 on the principal side.

BALTIC TRADING LIMITED
Moderator: Apostolos Zafolias
5-5-15/7:30 am CT
Confirmation # 911155

Omar Nokta:  Okay. All right, and then...

John Wobensmith:  Omar, sorry, that’s per quarter.

Omar Nokta:  Okay, per quarter. And then just finally, the - I’m not sure you can answer it on the call but, you know, just thinking of the semantics of, you know, of combined listing, is it - can I ask if it would be something along the lines of, you know, merger with Genco sort of reverse merging into the Baltic listing and then maybe changing the symbol? Am I asking something that you can’t answer?

John Wobensmith:  No, we’ve laid this out, Omar. So there’s going to be a subsidiary under Genco, or there is a subsidiary under Genco set up which Baltic will merge into.

And then that combined entity will make an application to either NYSE or NASDAQ so that once, you know, if the merger is concluded and it comes out the other side, then that combined entity will be traded publicly on a large exchange.

Omar Nokta:  Okay. All right, thank you. That’s it for me.

John Wobensmith:  Thanks.

Operator:  At this time, there are no more questions. This concludes the Baltic Trading conference call. Thank you and have a nice day.

END

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995

This transcript contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements use words such as “anticipate,” “budget,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” and other words and terms of similar meaning in connection with a discussion of potential future events, circumstances or future operating or financial performance.  These forward looking statements are based on management’s current expectations and observations. Included among the factors that, in our view, could cause actual results to differ materially from the forward looking statements contained in this report are the following: (i) declines in demand or rates in the drybulk shipping industry; (ii) prolonged weakness in drybulk shipping rates; (iii) changes in the supply of or demand for drybulk products, generally or in particular regions; (iv) changes in the supply of drybulk carriers including newbuilding of vessels or lower than anticipated scrapping of older vessels; (v) changes in rules and regulations applicable to the cargo industry, including, without limitation, legislation adopted by international organizations or by individual countries and actions taken by regulatory authorities; (vi) increases in costs and expenses including but not limited to: crew wages, insurance, provisions, lube, oil, bunkers, repairs, maintenance and general, administrative, and management fee expenses; (vii) whether our insurance arrangements are adequate; (viii) changes in general domestic and international political conditions; (ix) acts of war, terrorism, or piracy; (x) changes in the condition of the Company’s vessels or applicable maintenance or regulatory standards (which may affect, among other things, our anticipated drydocking or maintenance and repair costs) and unanticipated drydock expenditures; (xi) the amount of offhire time needed to complete repairs on vessels and the timing and amount of any reimbursement by our insurance carriers for insurance claims, including offhire days; (xii) the Company’s acquisition or disposition of vessels; (xiii) our ability to leverage the relationships of Genco Shipping & Trading Limited (“Genco”) in the shipping industry; (xiv) the completion of definitive documentation with respect to charters; (xv) charterers’ compliance with the terms of their charters in the current market environment; (xvi) the fulfillment of the closing conditions under, or the execution of additional documentation for, the Company’s agreements to acquire vessels; (xvii) obtaining, completion of definitive documentation for, and funding of financing for the vessel acquisitions on acceptable terms; (xviii) the risk that the closing of the merger is substantially delayed or does not occur; (xix) factors listed in Genco’s registration statement on Form S-4 filed with the Securities and Exchange Commission on May 4, 2015, as the same may be amended; and other factors listed from time to time in our public filings with the Securities and Exchange Commission including, without limitation, the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 (as amended) and its subsequent reports on Form 10-Q and Form 8-K. Our ability to pay dividends in any period will depend upon various factors, including the limitations under any credit agreements to which we may be a party, applicable provisions of Marshall Islands law and the final determination by the Board of Directors each quarter after its review of our financial performance.  The timing and amount of dividends, if any, could also be affected by factors affecting cash flows, results of operations, required capital expenditures, or reserves.  As a result, the amount of dividends actually paid may vary.  We do not undertake any obligation to update or revise any forward‑looking statements, whether as a result of new information, future events or otherwise.

Important Information for Investors and Shareholders

In connection with the proposed transaction between Genco and Baltic Trading, Genco and Baltic Trading intend to file relevant materials with the Securities and Exchange Commission (the "SEC"), including a Genco registration statement on Form S-4 filed on May 4, 2015 that includes a preliminary joint proxy statement of Genco and Baltic Trading that also constitutes a preliminary prospectus of Genco. The definitive joint proxy statement/prospectus will be delivered to shareholders of Genco and Baltic Trading. INVESTORS AND SECURITY HOLDERS OF GENCO AND BALTIC TRADING ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GENCO, BALTIC TRADING AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and the definitive joint proxy statement/prospectus (when available) and other documents filed with the SEC by Genco and Baltic Trading through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Genco (when available) will be available free of charge on Genco's internet website at www.gencoshipping.com.  Copies of the documents filed with the SEC by Baltic Trading (when available) will be available free of charge on Baltic Trading's internet website at www.baltictrading.com.

Participants in the Merger Solicitation

This communication is not a solicitation of a proxy from any investor or securityholder.   However, Genco, Baltic Trading, their respective directors and certain of their executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. In addition, Genco and Baltic Trading have retained D.F. King & Co., Inc. to solicit proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Genco and Baltic Trading shareholders in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, is set forth in the preliminary joint proxy statement/prospectus. Information about the directors and executive officers of Genco and Baltic Trading is set forth in the preliminary joint proxy statement/prospectus and amendments to both companies' Annual Report on Form 10-K for the year ended December 31, 2014 filed with the SEC on April 30, 2015.  These documents are available free of charge from the sources indicated above.

Non-Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.